June 17, 2019

Paul A. Schmidt
Chief Financial Officer
GOLD FIELDS LTD
150 Helen Road
Sandown, Sandton, 2196
South Africa

       Re: GOLD FIELDS LTD
           FORM 20-F
           Filed March 29, 2019
           File No. 001-31318

Dear Mr. Schmidt:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F

Further Information/Reserve Statement, page 68

1. Proven and probable reserves are disclosed for your Salares Norte, Cerro Corona, and
      Demang properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

      To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

      In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping
 Paul A. Schmidt
GOLD FIELDS LTD
June 17, 2019
Page 2
         label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.



                                                               Sincerely,
FirstName LastNamePaul A. Schmidt
                                                               Division of
Corporation Finance
Comapany NameGOLD FIELDS LTD
                                                               Office of
Beverages, Apparel and
June 17, 2019 Page 2                                           Mining
FirstName LastName